12

Follow-Up Materials

06013371

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Oreal

*CURRENT ADDRESS

PROCESSED

MAY 15 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 735 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/12/06


12-31-05
82-735
AR/S
RECEIVED
2006 MAY 12 P 12:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE
L'ORÉAL
Annual General Meeting - Tuesday, April 25th 2006
Notice to attend

This document is a free translation into English of the Notice to attend issued in the French language and is provided solely for the convenience of English speaking readers. The French notice and the present translation are also available on L'Oréal's website www.loreal-finance.com.

CONTENTS

01 - Board of Directors at December 31st, 2005

02 - Agenda of the Ordinary and Extraordinary General Meeting to be held on Tuesday, April 25th 2006

02 - Report of the Board of Directors on the draft resolutions

07 - Draft resolutions

13 - Information concerning Directors which tenure's renewal is proposed to the Annual General Meeting

17 - Information concerning the new Director which appointment is proposed to the Annual General Meeting

18 - L'Oréal group 2005 overview

24 - 5-year financial summary

25 - Statutory Auditors' reports

32 - Conditions to attend the Annual General Meeting

2005 Key data

Sales : + 6.5 %

Net Profit (1) : + 37 %

Net Profit excluding non recurrent items (2) : + 10.3 %

Net earnings per share(3) : + 13.5 %

Dividend proposed to the Annual General Meeting to be held on Tuesday April 25th 2006 :

€1 per share, up by + 22 %

(1) For the purposes of comparison, the pro forma profit and loss statement has been adjusted to take into account the deconsolidation of Sanofi-Synthélabo on January 1st 2004:
- by replacing the share in the net profit of Sanofi-Synthélabo, i.e. €293.5m, with the dividends received, i.e. €145.9m;
- and by neutralising the dilution capital gain, net of tax, relating to these shares, i.e. €2,854.5m gross and €471.1m tax

(2) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.

(3) Net earnings per share: diluted net earnings per share based on the net profit excluding non-recurrent items after minority interest

Board of Directors
Composition at December 31st, 2005

SIR LINDSAY OWEN-JONES (1)
Age: 59. British.
Joined L'Oréal in 1969. During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981, and President (CEO) of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, and **Chairman and Chief Executive Officer** in 1988. L'Oréal Board member since 1984 (term of office renewed in 2002). Board member of Sanofi-Aventis and Ferrari (Italy). Vice-Chairman of the Supervisory Board of Air Liquide.

JEAN-PIERRE MEYERS (2) (6)
Age: 57. L'Oréal Board member since 1987 (term of office renewed in 2005). **Vice-Chairman of the Board.** Nestlé SA (Switzerland) Board member.

PETER BRABECK-LETMATHE (2) (4)
Age: 61. Austrian. With the Nestlé group since 1968, appointed General Manager in 1992, then Chief Executive Officer of Nestlé SA (Switzerland) in 1997, Vice-Chairman of the Board in 2001 and Chairman in 2005. L'Oréal Board member since 1997 (term of office renewed in 2005). **Vice-Chairman of the Board.** Board member of Crédit Suisse Group (Switzerland), Alcon (Switzerland) and Roche Holding (Switzerland).

LILIANE BETTENCOURT (2) (3)
Daughter of Eugène Schueller, who founded L'Oréal in 1907. L'Oréal Board member since 1995 (term of office renewed in 2003).

FRANÇOISE BETTENCOURT MEYERS
Age: 52. Daughter of Mrs Bettencourt. L'Oréal Board member since 1997 (term of office renewed in 2005).

WERNER BAUER
Age: 55. German. With the Nestlé group since 1990, appointed General Manager in 2002. L'Oréal Board member since April 26th, 2005. Board member of Alcon (Switzerland).

FRANCISCO CASTAÑER BASCO (2) (6)
Age: 61. Spanish. With the Nestlé group since 1964, appointed General Manager in 1997. L'Oréal Board member since 1998 (term of office renewed in 2002). Board member of Alcon (Switzerland).

JEAN-LOUIS DUMAS (4)
Age: 67. Joined Hermès in 1964, Chief Executive Officer in 1971. Chairman of Hermès group since 1978. President of Holding Hermès International since 1994. L'Oréal Board member since 2002. Member of the Supervisory Board of Peugeot SA.

XAVIER FONTANET (5)
Age: 57. Appointed Chief Executive Officer of Essilor in 1991, Vice-Chairman and Chief Executive Officer in 1995; Chairman and Chief Executive Officer since 1996. L'Oréal Board member since 2002. Board member of Crédit Agricole SA.

BERNARD KASRIEL (2)
Age: 59. With the Institut du développement industriel from 1970 to 1975. Chief Executive Officer of Braud from 1972 to 1974. Executive Vice-President of the Société phocéenne de métallurgie from 1975 to 1977. Joined Lafarge in 1977, appointed Executive Vice-President in 1982. Seconded to the United States between 1987 and 1989, appointed Chief Executive Officer from 1989 to 2003 and then Chief Executive from 2003 to 2005. L'Oréal Board member since 2004. Vice-Chairman of the Board of Lafarge.

MARC LADREIT DE LACHARRIÈRE
Age: 65. Member of the Institut. With L'Oréal from 1976 to 1991, formerly Vice-President in charge of Administration and Finance, group Deputy Chief Executive Officer from 1984 to 1991. Chairman and Chief Executive Officer of Fimalac. Chairman of Fitch Ratings, Inc. L'Oréal Board member since 1984 (term of office renewed in 2002). Board member of Renault and Casino.

FRANCK RIBOUD
Age: 50. Joined BSN in 1980. Chairman and Chief Executive Officer of Danone group since 1996. L'Oréal Board member since 2002. Board member of Renault. Member of the Supervisory Board of Accor. Board member of Quiksilver (United States) and ONA (Morocco).

LOUIS SCHWEITZER
Age: 63. Joined Renault in 1986, Chairman and Chief Executive Officer from 1992 to April 29th, 2005. Chairman of the Board thereafter. Chairman of the Board of AstraZeneca (United Kingdom). L'Oréal Board member since April 26th, 2005. Board member of BNP Paribas, EDF, Veolia Environnement, AB Volvo (Sweden). Vice-Chairman of the Supervisory Board of Philips (Netherlands).

Rainer E. Gut did not wish to renew his tenure as director in 2005.

François Dalle (who died in August 2005) did not wish to renew his tenure as director in 2005.

The statutory length of the tenure of a L'Oréal director is 4 years, and is renewable.
Each director holds a minimum of 1,000 L'Oréal shares.

(1) Chairman of the Committee for "Strategy and Implementation".
(2) Member of the Committee for "Strategy and Implementation".
(3) Chairwoman of the "Management and Remuneration"Committee.
(4) Member of the "Management and Remuneration"Committee.
(5) Chairman of the Audit Committee.
(6) Member of the Audit Committee.

L'Oréal shareholders are hereby given notice to attend the Ordinary and Extraordinary General Meeting to be held at the **Carrousel du Louvre - 99, rue de Rivoli, 75001 Paris – France**, on Tuesday, April 25th 2006 at 10.15 a.m., in order to deliberate on the following agenda and draft resolutions proposed by the Board of Directors.

Agenda of the Ordinary and Extraordinary General Meeting to be held on Tuesday, April 25th 2006

ORDINARY GENERAL MEETING

1. Approval of the 2005 parent company financial statements
2. Approval of the 2005 consolidated financial statements
3. Allocation of the company's net income for 2005 and declaration of the dividend
4. Transfer from the special reserve for long-term net capital gains
5. Regulated agreements
6. Renewal of the tenure as director of Sir Lindsay Owen-Jones
7. Renewal of the tenure as director of Mr Francisco Castañer Basco
8. Renewal of the tenure as director of Mr Xavier Fontanet
9. Renewal of the tenure as director of Mr Marc Ladreit de Lacharrière
10. Renewal of the tenure as director of Mr Franck Riboud
11. Appointment as director of Mr Jean-Paul Agon
12. Authorisation for the buying back by the company of its own shares

EXTRAORDINARY GENERAL MEETING

13. Authorisation given to the Board of Directors to grant L'Oréal company share purchase and/or subscription options
14. Delegation of powers to the Board of Directors for the purpose of carrying out a capital increase reserved for employees
15. Authorisation given to the Board of Directors to cancel shares acquired by the company under article L. 225-208 of the French Commercial Code
16. Amendment of Articles of Association to enable meetings of the Board of Directors to be held by means of telecommunication facilities
17. Powers for formalities

Report of the Board of Directors on the draft resolutions

Ordinary part

Approval of the annual financial statements, allocation of the company's net income for 2005, and declaration of the dividend

(1st, 2nd and 3rd resolutions)

Having reviewed the Reports of the Board of Directors and of the Statutory Auditors, the Annual General Meeting is called on to approve:

- the parent company financial statements, with a profit and loss account which indicates a 2005 net income of €1,589.6 million compared with €1,230.1 million at December 31st, 2004;
- and the 2005 consolidated financial statements whose main items are set out in this document.

The Board of Directors proposes to the Annual General Meeting a net dividend of €1 per share, representing an increase of 22% compared with the net dividend of 2004.

This dividend will be paid on Wednesday May 10th, 2006.

Transfer from the special reserve for long-term net capital gains
(4th resolution)

In accordance with legal requirements, L'Oréal in 2005 carried out, in its parent company financial statements, the compulsory transfer of the sum of €200 million from the "*Special reserve of long-term capital gains*" item to the "*Other reserves*" item and made a corresponding payment of the exceptional tax of 2.5%.

Until December 31st, 2006, French companies can opt for the transfer of all or part of the balance of their "*Special reserve of long-term capital gains*" to the "*Other Reserves*" item, again with the payment of a tax of 2.5%.

The "*Special reserve of long-term capital gains*" of L'Oréal amounted on December 31st, 2005 to around €890 million, which would result in an exceptional tax payment of approximately €22.3 million, assuming that the whole amount is transferred.

It is proposed that the Board of Directors should be authorised to carry out, before December 31st, 2006, the transfer of the balance of the "*Special reserve of long-term capital gains*" to the "*Other reserves*" item, it being stipulated that the Board will be granted complete freedom, on the basis of the information at its disposal, to carry out this transfer, to limit its amount, or to make no transfer.

Regulated agreements
(5th resolution)

No new regulated agreement was concluded or continued in 2005. The Annual General Meeting is called on to place this on record.

Renewal of the tenure as directors
(6th, 7th, 8th, 9th and 10th resolutions)

The Board of Directors proposes to the Annual General Meeting that the tenure as directors of Sir Lindsay Owen-Jones, Mr Francisco Castañer Basco, Mr Xavier Fontanet, Mr Marc Ladreit de Lacharrière and Mr Franck Riboud, which expires at the end of this Annual General Meeting, should be renewed. The tenure as directors would then run for a statutory period of four years, expiring at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of 2009.

Sir Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'Oréal

A British national, Sir Lindsay Owen-Jones joined the L'Oréal group in 1969. During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981 and President and Chief Executive Officer of L'Oréal USA from 1981 to 1984.

He was appointed Deputy Chairman and Chief Executive Officer of L'Oréal in 1984, and has been Chairman and Chief Executive Officer since 1988. A L'Oréal director since 1984, his tenure was renewed in 2002. Sir Lindsay Owen-Jones is a director of Sanofi-Aventis and Ferrari (Italy); he is also Vice-Chairman of the Supervisory Board of Air Liquide.

Mr Francisco Castañer Basco
General Manager of Nestlé

A Spanish national, Mr Francisco Castañer Basco joined the Nestlé group in 1964, and was appointed General Manager in 1997. A L'Oréal director since 1998, his tenure was renewed in 2002.

Mr Francisco Castañer Basco is a director of Alcon (Switzerland).

Mr Xavier Fontanet
Chairman and Chief Executive Officer of Essilor

Mr Xavier Fontanet was appointed Chief Executive Officer of Essilor in 1991, Vice Chairman and Chief Executive Officer in 1995 and Chairman and Chief Executive Officer in 1996. He has been a L'Oréal director since 2002.

Mr Xavier Fontanet is also a director of Crédit Agricole SA.

Mr Marc Ladreit de Lacharrière
Chairman and Chief Executive Officer of Fimalac and Chairman of Fitch Ratings, Inc.

Mr Marc Ladreit de Lacharrière is a member of the *Institut de France*. After joining L'Oréal in 1976, Mr Marc Ladreit de Lacharrière was appointed Vice-President in charge of Administration and Finance, and Group Deputy Chief Executive Officer from 1984 to 1991. A L'Oréal director since 1984, his tenure was renewed in 2002.

Mr Marc Ladreit de Lacharrière is also a director of Renault and Casino.

Mr Franck Riboud
Chairman and Chief Executive Officer of the Danone group

After joining the BSN group in 1980, Mr Franck Riboud was appointed Chairman and Chief Executive Officer of the Danone group in 1996. He has been a L'Oréal director since 2002.

Mr Franck Riboud is also a director of Renault, a Supervisory Board member of Accor, and a director of Quiksilver (United States) and ONA (Morocco).

Appointment of a director

(11th resolution)

The Board of Directors proposes that the Annual General Meeting should appoint a new director, Mr Jean-Paul Agon.

Deputy Chief Executive Officer of L'Oréal since July 2005, Mr Jean-Paul Agon would be appointed for a statutory period of four years, expiring at the end of the Ordinary Annual General Meeting to be held in 2010 to review the financial statements for 2009.

At the end of the Annual General Meeting, Sir Lindsay Owen-Jones will propose to the Board of Directors that the functions of the Chairman should be separated from those of the Chief Executive Officer, and that Mr Jean-Paul Agon should be appointed as Chief Executive Officer.

Mr Jean-Paul Agon
Deputy Chief Executive Officer of L'Oréal since July 2005

Mr Jean-Paul Agon has devoted his whole career within the L'Oréal group, in all its divisions, on several continents. He joined L'Oréal in 1978, and worked as a sales representative for one year before assuming marketing responsibilities. He began his international career in 1981, and he was appointed, at the age of 25, General Manager of L'Oréal's subsidiary in Greece. Five years later, he assumed the role of General Manager of the L'ORÉAL PARIS brand in France, and was responsible in particular for the launch of the Studio Line range. In 1989, he became International Managing Director of BIOTHERM in the Luxury Products Division for which he carried out a strategic repositioning. In 1994, Mr Jean-Paul Agon was appointed Managing Director of L'Oréal in Germany. In 1997, he created the Asia zone and took charge of all the group's businesses in this region. He set up subsidiaries in countries in which sales had previously been made through agents, boosting the rapid growth of the brands in this region. In October 2001, Mr Jean-Paul Agon was appointed President and Chief Executive Officer of the group's largest subsidiary, L'Oréal USA. He played an active part in rolling out the American brands worldwide, and introduced international lines in the United States such as Fructis by GARNIER. At the same time, he focused on strengthening diversity of the teams by taking key initiatives in this area, which were then applied throughout the group. During the 27 years he has spent all over the world, Mr Jean-Paul Agon has always sought to understand sensitivities and cultures, and attached the highest importance to respecting differences.

Authorisation for the buying back by the company of its own shares

(12th resolution)

During 2005, your company bought back 20 million of its own shares, for a total amount of €1,224.6 million, in connection with:

- authorisations granted by the Annual General Meetings of April 29th, 2004 and April 26th, 2005;
- and buyback plans decided on accordingly by the Board of Directors.

The buybacks were carried out primarily with a view to cancelling the shares purchased, and subsidiarily with a view to covering stock option plans decided on by the Board of Directors.

In 2005, the Board of Directors also carried out, in accordance with the authorisation granted by the Annual General Meeting of May 22nd, 2003, the cancellation of 17,300,000 shares purchased in 2004 and 2005.

By approving a new resolution, the Annual General Meeting will give the Board of Directors the means to continue its buyback policy.

This authorisation would be given for a maximum period of 18 months from the date of this Annual General Meeting, and the purchase price per share would not exceed €95.

The authorisation concerns a maximum of 10% of the share capital for a maximum amount of €6.3 billion, it being understood that the company may at no time hold more than 10% of its own share capital.

The purposes of the buybacks are specified in the text of the draft resolution.

Extraordinary Part

Authorisation given to the Board of Directors to grant L'Oréal share purchase and/or subscription options

(13th resolution)

The two authorisations for the allocation of share purchase and subscription options approved by the Annual General Meeting of May 22nd, 2003 expire in 2006. The Annual General Meeting is asked to grant, on April 25th, 2006, a further authorisation for the allocation of share purchase and subscription options for a period of 26 months.

The beneficiaries would be employees and/or certain corporate officers. The proposed amount is a maximum total of 12 million shares. The exercise price would comply with legal provisions, with the exclusion of the possibility of granting a discount, which is clearly specified in the resolution.

Stock-options effectively bring the interests of their beneficiaries closer to those of shareholders by enabling them to share the same confidence in the strong and steady growth of the company.

The aim is to give the Board of Directors the means to involve, motivate and ensure the loyalty of employees, and particularly those who through their abilities and their commitment contribute the most to the group's performance. Stock-options also form part of L'Oréal's strategy to encourage and attract talented individuals.

If the Annual General Meeting approves this resolution, the allocations will be decided on by the Board of Directors, on the basis of the proposals made by the General Management, reviewed by the "Management and Remuneration" Committee.

Corresponding authorisation for the purpose of carrying out a capital increase reserved for employees

(14th resolution)

The authorisation to grant subscription options gives rise to a corresponding obligation to present to the Annual General Meeting a draft resolution enabling a possible capital increase reserved for employees.

In accordance with the provisions of Articles L.225-129-2, L.225-129-6 and L.225-138 of the French Commercial Code (*Code de commerce*) and Articles L.443-1 et seq. of the French Labour Code (*Code du Travail*), the Annual General Meeting is requested to delegate to the Board of Directors, for a period of 26 months, and up to a limit of 1% of share capital, the power to decide on carrying out the said capital increase.

Authorisation to cancel shares corresponding to expired purchase options

(15th resolution)

Some stock-options allocated in the past can no longer be exercised, for example because the beneficiaries have left the company.

It is proposed that the shares corresponding to these options should be allocated to the cancellation programme currently being conducted by the Board of Directors.

As the cancellation process for some of these shares is different from that of the share cancellation authorisation currently in force, a vote approving the resolution will enable their cancellation up to a limit of 1.8 million of shares.

Amendment of Articles of Association to enable meetings of the Board of Directors to be held by means of telecommunication facilities

(16th resolution)

It is proposed that the Annual General Meeting should decide to amend Article 9 of the Articles of Association to enable meetings of the Board of Directors to be held by means of telecommunication, in accordance with the provisions of the French Law for Economic Trust and Modernisation (*Loi pour la confiance et la modernisation de l'économie*) no.2005-842 of July 26th, 2005.

Powers for formalities

(17th resolution)

This resolution is intended to grant the powers necessary to carry out all formalities resulting from the holding of the Annual General Meeting.

For the state of the parent company activities since the start of the year, refer to press releases distributed by L'Oréal and available on the website: www.loreal-finance.com.

The Board of Directors

Draft resolutions submitted for approval to the Ordinary and Extraordinary General Meeting on Tuesday, April 25th 2006

Ordinary Part

1ST RESOLUTION
Approval of the 2005 parent company financial statements

The Annual General Meeting, having reviewed the Reports of the Board of Directors and of the Statutory Auditors, approves the Report of the Board of Directors and the 2005 parent company financial statements indicating a net income of €1,589,592,354.89 compared with €1,230,100,216.83 for 2004.

2ND RESOLUTION
Approval of the 2005 consolidated financial statements

The Annual General Meeting, having reviewed the Reports of the Board of Directors and of the Statutory Auditors, approves the 2005 consolidated financial statements.

3RD RESOLUTION
Allocation of the company's net income for 2005 and declaration of the dividend

The Annual General Meeting, on the proposal of the Board of Directors, decides to allocate the 2005 net income, amounting to €1,589,592,354.89 as follows:

No allocation to the legal reserve which already represents one-tenth of the share capital	-
5% of the fully paid up capital, i.e. the entire capital, as first dividend	6,587,696.60 €
An amount of will be allocated to shareholders as superdividend*	652,181,963.40 €
The balance, that is, will be allocated to the *Other reserves* item*	930,822,694.89 €

(*) This amount takes into account the number of shares forming the capital at December 31st, 2005 and will be adjusted to reflect the number of shares issued following the exercise of share options with 2005 dividend rights on the date this dividend will be paid.

The Annual General Meeting therefore declares the net dividend to be paid for that year to be **€1 per share**.

The Annual General Meeting decides that the dividend will be paid on May 10th, 2006.

The income corresponding to the dividends net paid because of the treasury stock held by the company will be allocated to the "*Ordinary reserve*" item.

In accordance with Article 243 bis of the French General Taxation Code (*Code Général des Impôts*), it is pointed out that a 40% tax deduction applies to the whole amount of the proposed dividend in the case of natural persons whose fiscal domicile is situated in France, as stipulated by Article 158-3-2° of the French General Taxation Code.

The net dividends[1] per share paid for the last three years were the following:

2002	2003	2004
€0.64	€0.73	€0.82

[1] *For natural persons whose fiscal domicile is situated in France, the dividend included a tax credit equal to 50% of the dividend for distributions made for the years 2002 and 2003.*

4TH RESOLUTION
Transfer from the special reserve of long-term net capital gains

The Annual General Meeting, having reviewed the report of the Board of Directors, authorises the Board of Directors, in accordance with Article 39 of the Amended Finance Act (*Loi de Finances Rectificative*) for 2004:

- to transfer, before December 31st, 2006, the sum of €890,417,190 from the "*Special reserve of long-term capital gains*" item to the "*Other reserves*" item, and;
- to deduct 2.5% from the amount transferred to "*Other reserves*" representing the exceptional tax based on that amount, it being stated that the Board of Directors may decide to limit the amount transferred, and the relevant amount deducted for exceptional tax, to an amount it will determine.

5TH RESOLUTION
Regulated agreements

The Annual General Meeting, having reviewed the special report of the Statutory Auditors on agreements provided for in Article L.225-38 of the French Commercial Code (*Code de commerce*), approves the said report and notes that there are no agreements to be submitted for approval.

6TH RESOLUTION
Renewal of the tenure as director of Sir Lindsay Owen-Jones

The Annual General Meeting renews the tenure as director of Sir Lindsay Owen-Jones for a statutory period of four years.

The tenure will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

7TH RESOLUTION
Renewal of the tenure as director of Mr Francisco Castañer Basco

The Annual General Meeting renews the tenure as director of Mr Francisco Castañer Basco for a statutory period of four years.

The tenure will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

8TH RESOLUTION
Renewal of the tenure as director of Mr Xavier Fontanet

The Annual General Meeting renews the tenure as director of Mr Xavier Fontanet for a statutory period of four years.

The tenure will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

9TH RESOLUTION
Renewal of the tenure as director of Mr Marc Ladreit de Lacharrière

The Annual General Meeting renews the tenure as director of Mr Marc Ladreit de Lacharrière for a statutory period of four years.

The tenure will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

10TH RESOLUTION
Renewal of the tenure as director of Mr Franck Riboud

The Annual General Meeting renews the tenure as director of Mr Franck Riboud for a statutory period of four years.

The tenure will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

11TH RESOLUTION
Appointment as director of Mr Jean-Paul Agon

The Annual General Meeting decides to appoint Mr Jean-Paul Agon as director for a period of four years that will expire at the end of the Ordinary General Meeting to be held in 2010 to review the financial statements of the year ending December 31st, 2009.

12TH RESOLUTION
Authorisation for the buying back by the company of its own shares

The Annual General Meeting, having reviewed the reports of the Board of Directors authorises the Board of Directors, with the possibility to further delegate, to trade in the company's shares on the Stock Exchange or otherwise, in accordance with the requirements of Articles L.225-209 et seq. of the French Commercial Code, and subject to the following conditions:

- the purchase price per share may not be greater than €95;
- the number of shares to be bought by the company may not; exceed 10% of the number of shares forming the capital as of today, that is 65,876,966 shares for a maximum amount of €6.3 billion, it being stipulated that the company may at no time hold over 10% of its own capital.

In the event of any operations affecting the company's capital, the amounts indicated above will be adjusted as a function of the characteristics of the operation.

The company may buy its own shares for the following purposes:

- their cancellation for purposes of optimising shareholders'equity and net earnings per share by capital reduction, in accordance with the authorisation granted by the Extraordinary General Meeting of May 22nd, 2003 for a period of five years;
- their delivery to the beneficiaries of stock options granted by the Board of Directors, when the said options are exercised;
- their free grant, decided on by the Board of Directors;
- the increase of the volume of transactions and the share's liquidity in connection with a liquidity contract concluded with an investment service provider;
- the holding and subsequent exchange of the shares acquired as payment in connection with external growth operations;
- the application of any new market practice that would be authorised by the *Autorité des Marchés Financiers* and, more generally, the achievement of any operation in accordance with laws and regulations in force.

Purchase, sale, exchange and transfer operations carried out within the scope of this present authorisation may be carried out by any means on the Stock Exchange or otherwise.

These operations may also take place during a public offering periods within the limits authorised by laws and regulations in force.

This authorisation is granted for a maximum period of eighteen months from the date of the present Meeting.

The Annual General Meeting grants to the Board of Directors full powers, with the possibility to further delegate, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations and in general to take all actions that are necessary for the implementation of this resolution.

Extraordinary Part

13TH RESOLUTION

Authorisation given to the Board of Directors to grant the L'Oréal company share purchase and/or subscription options

The Annual General Meeting, having reviewed the Report of the Board of Directors and the Special Report of the Statutory Auditors:

- authorises the Board of Directors to grant existing share purchase options and/or new share subscription options of the L'Oréal company, to members of the salaried employees or corporate officers of the L'Oréal company or companies or economic interest groups that are directly or indirectly linked to it under the conditions of Article L.225-180 of the French Commercial Code;
- sets at twenty-six months from the present Meeting the validity of the present authorisation which may be used on one or more occasions;
- decides that the total number of options granted by the Board of Directors may not give the right to subscribe or purchase a total number of shares exceeding 12 million shares.
- decides that:
  - the purchase price paid by the beneficiaries will be set by the Board of Directors, without any discount, on the day the options are granted; this price may not be less than the average of the opening prices of the twenty trading days before the day on which the options are granted, nor the average purchase price of the shares held by the company according to Articles L.225-208 and L.225-209 of the French Commercial Code;
  - the share subscription price paid by the beneficiaries shall be set by the Board of Directors, without any discount, on the day the options are granted; this price may not be less than the average of the opening prices of the twenty trading days before the day on which the options are granted.
- decides that the options must be exercised within a maximum period of ten years from the date on which they are granted;
- decides that if the company carries out, after allocating options, financial operations affecting the capital, the Board of Directors will adjust the price and the number of shares covered by the options not yet exercised, such as the total value of the current options remains constant for each beneficiary;
- decides that the capital increase resulting from the exercise of share subscription options will be definitively made simply as a result of the declaration to exercise the option and cash payment or by compensation with credits for the corresponding amount;
- notes that the present authorisation includes, for the beneficiaries of share subscription options, the express renunciation by the shareholders of their preferential right to subscribe to the shares subscriptions that will be issued as the options are exercised;
- delegates full powers to the Board of Directors, with the possibility to further delegate to the General Manager, to set all the other conditions and terms for the allocation of options and their exercise, notably to:
  - temporarily suspend the exercise of options, in the event of financial or share operations;
  - deduct, if he so deems appropriate, the expenses incurred to increase the share capital from the amount of the premiums attached to these increases and to deduct from this amount the sums required to raise the legal reserve to one tenth of the new share capital after each capital increase;
- delegates full powers to the Board of Directors to implement the present authorisation, with the possibility to further delegate in accordance with laws and regulations, and particularly to note the increases of the share capital resulting from the options which are exercised, to amend the Articles of Association accordingly, to carry out or get carried out all actions and formalities, and more generally to do all that is necessary;
- notes that the present authorisation invalidates, effective from today's date, any previous authorisation with the same purpose, to the extent of the unused part, if any.

14TH RESOLUTION

Delegation of powers to the Board of Directors for the purpose of carrying out a capital increase reserved for employees

The Annual General Meeting, having reviewed the Report of the Board of Directors and the Special Report of the Statutory Auditors, and acting in accordance with Articles L.225-129-2, L.225-129-6 and L.225-138 of the French Commercial Code and Articles L.443-1 et seq. of the French Labour Code (*Code du Travail*):

- delegates to the Board of Directors the authority to decide to carry out, on one or more occasions, on its own resolutions, in the proportions and at the times it may consider appropriate, the issue of shares reserved for employees (or former employees) of the company or of its affiliates as defined by Article L.225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trust through which the shares thus issued are subscribed by them;

- decides to cancel the preferential right of shareholders to subscribe to the shares issued in accordance with this authorisation, for the benefit of employees (or former employees) of the company or of its affiliates as defined by Article L.225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trust through which the shares thus issued are subscribed by them;

- sets the period of validity of this delegation at 26 months from the date of this Annual General Meeting and notes that this delegation invalidates any previous delegation with the same purpose;

- decides to set at 1% of the existing share capital at the date of this Annual General Meeting the increase in capital that could thus be completed, that is an increase of share capital of a maximum nominal amount of €1,317,539 by the issue of 6,587,696 new shares;

- decides that the price of the shares subscribed by the beneficiaries mentioned above, in accordance with this delegation, will be set in accordance with Article L.443-5 of the French Labour Code;

- decides that the Board of Directors will have full powers to implement this delegation within the limits and under the conditions stated above, particularly in order to:

    - set the conditions to be fulfilled by the employees (or former employees) in order to be allowed to subscribe, individually or through a unit trust, to the shares issued in accordance with this delegation;
    - set the conditions of the issue;
    - draw up the list of companies, whose employees may benefit from the issue;
    - decide on the amount to be issued, the issue price, and the dates, terms and conditions of each issue;
    - set the period of time allowed to those joining the scheme to pay up their shares;
    - set the date, which may be retroactive, from which the beneficiary is entitled to receive dividends, record or have recorded the completion of the capital increase up to the amount of the shares that will in fact be subscribed for, or decide to heighten the amount of the said increase so that all subscription requests can be complied with;
    - allocate, where necessary, the expenses, charges and fees generated by such issues on the issue premium amount, and deduct, where appropriate, from the issue premium amounts the sums necessary to allocate them to the legal reserve up to the level required by laws and regulations in force;
    - more generally to carry out all actions and formalities, to take all decisions and conclude all agreements that are useful or necessary to ensure the successful completion of the issues carried out in accordance with this delegation and, in particular, for the issue, subscription, delivery, ranking, listing, negotiability and financial service of the new shares and the exercise of the associated rights, and to record the final completion of the capital increase(s) carried out in accordance with this delegation and amend the Articles of Association accordingly.

15TH RESOLUTION

Authorisation given to the Board of Directors to cancel shares acquired by the company under Article L.225-208 of the French Commercial Code

The Annual General Meeting, having reviewed the Report of the Board of Directors and the Special Report of the Statutory Auditors:

- authorises the Board of Directors, in accordance with Articles L.225-204 and L.225-205 of the French Commercial Code, to cancel, on one or more occasions, a maximum of 1.8 million shares bought by the company on the basis of Article L.225-208 of the French Commercial Code to cover share purchase options and which correspond or will correspond to options that are no longer exercisable;
- grants full powers to the Board of Directors to:
    - proceed to reduce the share capital by cancelling shares;
    - decide the final amount of reduction in the share capital, to set the methods and to record the completion;
    - deduct the difference between the book value of the shares cancelled and their par value from all reserves and available premiums;
    - amend the Articles of Association accordingly and;
    - more generally, do all that is necessary to implement the present resolution.

This authorisation is given for a period of twenty-six months effective from the date of the present Meeting.

16TH RESOLUTION

Amendment of the Articles of Association to enable meetings of the Board of Directors to be held by means of telecommunication facilities

The Annual General Meeting, having reviewed the Report of the Board of Directors, decides to amend Article 9 of the Articles of Association to enable meetings of the Board of Directors to be held using telecommunication facilities, in accordance with the provisions of the French Law on Trust and Modernisation of the Economy (*Loi pour la confiance et la modernisation de l'économie*) no.2005-842 of July 26th, 2005.

As a consequence, sub-paragraph 4 of paragraph 2 of Article 9 of the Articles of Association which currently reads as follows:

"In accordance with legal and statutory provisions and subject to the limitations stipulated by these provisions, directors participating in Board meetings by means of videoconference facilities are deemed to be present for the purpose of quorum and majority calculations"

shall be replaced by a new paragraph which reads as follows:

"In accordance with legal and statutory provisions and subject to the limitations stipulated by these provisions, directors participating in Board meetings by means of videoconference or telecommunication facilities are deemed to be present for the purpose of quorum and majority calculations."

17TH RESOLUTION

Powers for formalities

The Annual General Meeting grants full powers to the bearer of an original, copy or extract of these minutes to carry out all legal and administrative formalities, and to carry out all filings and announcements prescribed by law.

Information concerning directors which tenure's renewal is proposed to the Annual General Meeting

Sir Lindsay Owen-Jones	Term of office
Chairman and Chief Executive Officer	**2006**
Chairman of the Committee for "Strategy and Implementation"	
Professional address: L'Oréal - 41 rue Martre - 92117 Clichy cedex - France	
Holds 2,179,005 L'Oréal shares	

Other corporate offices and directorships held	
French companies	
L'Air Liquide SA	Vice-Chairman of the Supervisory Board
Sanofi-Aventis SA	Director
Foreign companies	
Ferrari Spa (Italia)	Director (*Amministratore*) (since April 2005)
Galderma Pharma SA (Switzerland)	Director
L'Oréal U.K. Ltd (United Kingdom)	Chairman & Director
L'Oréal USA Inc. (United States)	Chairman & Director

Corporate offices and directorships expired		Term of office
French companies		
BNP Paribas SA	Director	December 2005
Gesparal SA (merged into L'Oréal)	Director	April 2004
L'Air Liquide SA	Director	November 2001
Lafarge SA	Director	September 2001
Foreign company		
Galderma Pharma SA (Switzerland)	Chairman of the Board	May 2004

Francisco Castañer Basco	Term of office
Director	**2006**
Member of the Audit Committee	
Member of the Committee for "Strategy and Implementation"	
Holds 1,500 L'Oréal shares	

Main corporate office held outside L'Oréal	
Nestlé SA (Switzerland)	Executive Vice-President
Professional address: Avenue Nestlé, 55 - CH 1800 Vevey - Switzerland	

Other corporate offices and directorships held	
Foreign companies	
Alcon Inc. (Switzerland) (formerly Alcon Universal)	Director
Galderma Pharma SA (Switzerland)	Chairman of the Board
Uprona (Canada) Ltd (Canada)	Director

Corporate offices and directorships expired		Term of office
French company		
Gesparal SA (merged into L'Oréal)	Director	April 2004
Foreign company		
Alcon Laboratories, Inc. (United States)	Director	April 2002

Xavier Fontanet	Term of office
Director	**2006**
Chairman of the Audit Committee	
Holds 1,000 L'Oréal shares	

Main corporate office held outside L'Oréal	
Essilor International SA	Chairman and Chief Executive Officer
Professional address: 147 rue de Paris – 94227 Charenton Cedex – France	

Other corporate offices and directorships held	
French company	
Crédit Agricole SA	Director
Foreign companies	
EOA Holding Co. Inc. (United States)	Director
Essilor of America Inc. (United States)	Director
Nikon Essilor Co. Ltd (Japan)	Director
Shanghai Essilor Optical Company Ltd (China)	Director
Transitions Optical Holding B.V. (Netherlands)	Director
Transitions Optical Inc. (United States)	Director

Corporate offices and directorships expired		Term of office
French company		
Chantiers Beneteau SA	Director	January 2005
Foreign companies		
Essilor Laboratories of America Holding Co. Inc. (United States)	Director	March 2004
Transitions Optical Ltd (Ireland)	Director	July 2004
Other		
IMS – Entreprendre pour la Cité	Director	October 2005

Marc Ladreit de Lacharrière
Director
Holds 32,910 L'Oréal shares

Term of office
2006

Main corporate office held outside L'Oréal

Fimalac SA	Chairman and Chief Executive Officer

Professional address: 97 rue de Lille - 75007 Paris - France

Other corporate offices and directorships held

French companies	
Casino	Director
Fimalac Participations	Managing Director
Groupe Euris SAS	Member and Chairman of the Supervisory Board
Groupe Marc de Lacharrière	Managing Director
Renault SA	Director
Renault SAS	Director
Foreign companies	
Fimalac Inc. (United States)	Chairman
Fitch Inc. (United States)	Chairman
Fitch Group (United States)	Chairman (since January 1st, 2005)
Other	
Académie des Beaux-Arts	Member (since February 2005)
American Friends of the Louvre	Member (since May 10th, 2005)
Banque de France	Member of Consultative Council
Comité National des Conseillers du Commerce Extérieur de la France	Honorary Chairman
Conseil Artistique des Musées Nationaux	Member
Fondation Bettencourt Schueller	Member
Fondation des Sciences Politiques	Member
IERSE	Honorary Chairman
Institut de France	Member
Société des Amis du Musée du Quai Branly	Member

Corporate offices and directorships expired		Term of office
French companies		
Casino	Member of the Supervisory Board	September 2003
Canal+ SA	Director	August 2003
Euris	Adviser	November 2003
Fimalac Investissements SA	Director	November 2003
Groupe Flo SA	Member of the Supervisory Board	October 2002
Lille Royale SA	Director	April 2002
SCI Onzain-Ars	Managing Director	June 2003
Sibmar SC	Managing Director	February 2004
Foreign companies		
Cassina (Italia)	Director	June 2005
Duff & Phelps (United States)	Chairman	2001
Engelhard-Clal (Switzerland)	Director	2002
Renault-Nissan (Switzerland)	Member of the International Advisory Board	2002
SEMP SA (Spain)	Director	2002
Other		
Conseil Stratégique pour l'Attractivité de la France	Member	March 2005
Fondation Agir Contre l'Exclusion	Vice-Chairman	2002
IERSE	Chairman	January 2004
Musée du Louvre	Member	March 2005
Le Siècle	Member	June 2005

Franck Riboud — Term of office
Director — **2006**
Holds 1,000 L'Oréal shares

Main corporate office held outside L'Oréal

Groupe Danone SA	Chairman & Chief Executive Officer and Chairman of the Executive Board

Professional address: 17 boulevard Haussmann - 75009 Paris - France

Other corporate offices and directorships held

French companies	
Accor SA	Member of the Supervisory Board
Compagnie Gervais Danone SA	Chairman of the Board
Finalim III SAS	Representative of Cie Gervais Danone, Chairman
Finalim IV SAS	Representative of Cie Gervais Danone, Chairman
Générale Agro-Alimentaire de Participations SAS	Representative of Cie Gervais Danone, Chairman
Générale Biscuit SA	Chairman of the Board
Renault SA	Director
Renault SAS	Director
Foreign companies	
Bagley LatinoAmerica SA (Spain)	Director
Danone Asia Pte Ltd (Singapore)	Chairman & Director
Danone SA (Spain)	Director
ONA (Morocco)	Director
Quiksilver (United States)	Director
Sofina SA (Belgium)	Director
Wadia BSN India Ltd (India)	Director
Other	
Association Nationale des Industries Agroalimentaires	Director
Conseil National du Développement Durable	Member, Representative of Danone Group
International Advisory Board HEC	Director

Corporate offices and directorships expired		Term of office
French companies		
Cabasse	Member of the Supervisory Board	July 2001
Compagnie Gervais Danone	Chairman & Chief Executive Officer	September 2001
Danone Finance SA	Director	February 2005
Danone France	Permanent representative of Cie Gervais Danone	April 2002
Danone SA	Permanent representative of Cie Gervais Danone	August 2002
Eurazeo SA	Member of the Supervisory Board	April 2005
Générale Biscuit	Chairman & Chief Executive Officer	September 2001
Kalisto Entertainment	Director	July 2001
Lu France	Permanent representative of Générale Biscuit	August 2004
Produits Laitiers Frais Nord Europe (ex Sageb SAS)	Representative of Cie Gervais Danone, Chairman	March 2005
Société des Eaux de Volvic	Permanent representative of Cie Gervais Danone	February 2002
Victoire	Director	July 2001
Foreign companies		
Abi Holdings Ltd (ABIH) (United Kingdom)	Director	December 2004
Associated Biscuits International Ltd (ABIL) (United Kingdom)	Director	December 2004
PT Tirta Investama (Indonesia)	Commissioner	January 2005
Scottish & Newcastle Plc (United Kingdom)	Director	November 2003
Strauss Dairy Ltd (Israel)	Director	April 2002
Other		
ANSA	Director	February 2005
Banque de France	Member of the Consultative Council	May 2004
Club Paris Saint Germain	Director	July 2001
E. Pensée	Director	July 2001

Information concerning the new director which appointment is proposed to the Annual General Meeting

Jean-Paul Agon
Age: 49
Deputy Chief Executive Officer
Professional address: L'Oréal - 41 rue Martre - 92117 Clichy cedex - France
Holds 1,800 L'Oréal shares

Other corporate offices held

Foreign companies

L'Oréal USA Inc. (Etats-Unis) .... Director

Main corporate offices and directorships*, held during these last 5 years and expired		Term of office
Foreign companies		
L'Oréal Canada (Canada)	Director and Chairman of the Board	June 2005
L'Oréal China Co Ltd (Chine)	Director	March 2001
L'Oréal Japan KK (Japon)	Director	March 2001
L'Oréal Korea (Corée du Sud)	Director	March 2001
L'Oréal USA Inc. (Etats-Unis)	President & Chief Executive Officer	June 2005

* During these last 5 years, Mr Agon also held various corporate offices and directorships in subsidiaries reporting to the Asia zone of which he was in charge of until 2001, then in subsidiaries of L'Oréal USA of which he was the President and Chief Executive Officer until June 2005.

L'Oréal group 2005 overview

The Board of Directors of L'Oréal met on Wednesday, February 15th 2006 under the chairmanship of Sir Lindsay Owen-Jones and in the presence of the Statutory Auditors. The Board closed the group's consolidated financial statements and the financial statements of the L'Oréal parent company for 2005.

At the end of December 2005, sales amounted to €14.53bn, up by +6.5%, reflecting like-for-like growth of +4.8%.
Operating profit before foreign exchange gains and losses amounted to €2,313m, up by +12.7%. This result reflects a strong improvement in operating profitability before exchange gains and losses at 15.9% compared to 15.0% in 2004.
There was a clear improvement in all operating items.
After exchange losses of €47m, operating profit at €2,266m grew by +8.5%, representing 15.6% of sales.
Net profit after minority interests, excluding non-recurrent items, amounted to €1,639m, representing double-digit growth of +10.3%. Net earnings per share amounted to €2.60 up by +13.5%.
Net profit after minority interests at €1,972 m increased sharply by +37% compared with pro forma results for 2004*.

Commenting on the results, Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said: "In 2005, L'Oréal's growth once again clearly outperformed the world market, thanks to the powerful appeal of its brands and the success of its new high-value-added products. Growth was driven by good performance in North America and new breakthroughs in emerging markets, while the rates of increase were more modest in Western Europe. Growth in sales combined with strict cost control has enabled us once again to improve profitability and achieve double-digit earnings growth. We are confident about the outlook for 2006 in view of the faster growth in Western Europe at the end of last year and the strong international momentum".

Key annual indicators

(€ m)	At December 31st 2004 IFRS	At December 31st 2004 IFRS Pro forma*	At December 31st 2005 IFRS	% growth over pro forma 2004
Sales	**13,641**	**13,641**	**14,533**	**+ 6.5%**
Operating profit before foreign exchange gains and losses	**2,053**	**2,053**	**2,313**	**+ 12.7%**
Operating profit	**2,089**	**2,089**	**2,266**	**+ 8.5%**
Pre-tax profit excluding non-recurrent items	**2,334(*)**	**2,187**	**2,370**	**+ 8.4%**
Net profit after minority interests	**3,970(*)**	**1,439**	**1,972**	**+ 37%**
Net profit excluding non-recurrent items(2)		**1,486**	**1,639**	**+ 10.3%**
Net earnings per share(1) (in euros)		**2.29**	**2.60**	**+ 13.5%**

** For the purposes of comparison, the pro forma profit and loss statement has been adjusted to take into account the deconsolidation of Sanofi Synthélabo on January 1st 2004:*

- *by replacing the share in the net profit of Sanofi-Synthélabo, i.e. €293.5m, with the dividends received, i.e. €145.9m;*
- *and by neutralising the dilution capital gain, net of tax, relating to these shares, i.e. €2,854.5m gross and €471.1m tax.*

(1) *Net earnings per share: diluted net earnings per share based on the net profit excluding non-recurrent items after minority interests.*
(2) *Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.*

Growth in cosmetics sales by operational division and geographic zone

	At December 31st 2005(*)		
	€m	Growth	
		Like-for-like	Reported
By operational division			
Professional Products	2,061	+6.1%	+7.3%
Consumer Products	7,499	+4.6%	+6.4%
Luxury Products	3,582	+2.7%	+3.9%
Active Cosmetics	986	+13.5%	+17.2%
Cosmetics total	**14,215**	**+4.8%**	**+6.5%**
By geographic zone			
Western Europe	6,742	+0.1%	+0.1%
North America	3,868	+6.4%	+8.3%
Rest of the World, including:	3,605	+12.6%	+18.4%
Asia	1,375	+7.4%	+10.6%
Latin America	861	+ 11.3%	+23.5%
Eastern Europe	682	+ 28.5%	+34.3%
Other Countries	687	+ 11.5%	+15.0%
Cosmetics total	**14,215**	**+ 4.8%**	**+6.5%**
Dermatology(1)	318	+ 6.3%	+8.3%
Group total	**14,533**	**+ 4.8%**	**+6.5%**

(*) All figures are expressed in accordance with IFRS.
(1) Group share, i.e. 50%

Sales of cosmetics divisions:

With sales up by 8.5% in the fourth quarter, the **Professional Products Division** ended the year with like-for-like growth of 6.1%.
The launch of the KÉRASTASE Réflection range was a global success and the new Volumactive range got off to a very promising start. L'ORÉAL PROFESSIONNEL continued to grow with the new Majirel hair colourant and Platinium lightening paste. REDKEN successfully relaunched its range of hair styling products. MATRIX launched Color Smart, updated its Biolage range and strengthened its global presence.

Consumer Products Division sales grew by 4.6% like-for-like and 6.4% based on reported figures.
The GARNIER brand achieved strong growth, buoyed by the success of its Ultra-Lift skincare range and Nutrisse hair colourants, along with the ongoing appeal of Fructis haircare products. The solid growth of L'ORÉAL PARIS continued with the launch of Revitalift Double Lifting skincare products, Elsève Nutri-Gloss haircare products and Volume Shocking mascara, together with the success of the Men Expert range. MAYBELLINE make-up achieved strong growth with Dream Matte Mousse foundation and Moisture Extreme lipstick.

The **Luxury Products Division** achieved like-for-like sales growth of 2.7%, reflecting a very significant upturn of 5.2% in the last quarter.
LANCÔME is making progress in skincare and make-up with the success of Platinéum skincare and l'Extrême mascara. Hypnôse perfume proved extremely successful, and was a bestseller in all European markets at the end of the year.
The ARMANI brand achieved very strong growth and consolidated its position as the world leader in fragrances for men thanks to the continuing success of Armani Code and the good scores of Emporio City Glam. Lastly, Promesse by CACHAREL, Polo Black by RALPH LAUREN and Flowerbomb by VIKTOR & ROLF all achieved impressive performance in the fourth quarter of 2005.

The Active Cosmetics Division, number one in the market for dermocosmetic skincare products sold in pharmacies, once again produced strong like-for-like growth, up by 13.5%. This stems from the success of launches and relaunches such as Lift-Activ Pro anti-wrinkle firmness skincare products from VICHY and Aminexil SP94 hair loss treatment. LA ROCHE POSAY meanwhile benefited from the successful launch of Redermic, its first anti-ageing product, released in late 2005, while making an impressive breakthrough into markets for sun protection and facial blemish skincare products.
INNÉOV maintained its strong sales growth.

Western Europe returns to growth

Professional Products made significant gains in the fourth quarter to end 2005 on a high note by strengthening its positions, particularly in haircare and hair colourants, with the success of Richesse colourants and REDKEN sprays.
The second-half growth of the Consumer Products Division confirmed the success of its launches. New high value added products brought gains in market share, particularly in the fourth quarter, in skincare with Revitalift double lifting, in haircare with Elsève Nutri-Gloss, and in make-up.
Sales of Luxury Products were bolstered in the fourth quarter by resounding successes for newly launched products such as Platinéum skincare by LANCÔME and the perfumes Hypnôse from LANCÔME and Polo Black by RALPH LAUREN.
The Active Cosmetics sales trends are favourable, driven in particular by the successful relaunch of Lift Activ Pro by VICHY.

Strong sales trends continue in North America

Like-for-like sales in North America grew by 6.4%.
There was strong growth in Consumer Products as Fructis by GARNIER continued to expand its share of the shampoo and styling market while Nutrisse increased its hair colourant market share. Make-up sales meanwhile were bolstered by successful product initiatives such as Infaillible foundation and Volume Shocking mascara by L'ORÉAL PARIS, and Moisture Extreme lipstick by MAYBELLINE.

The Professional Products Division was boosted by the success of Color Smart and Biolage by MATRIX, and the breakthrough of REDKEN in the hair colourant market. Its performance was backed up by the very rapid growth of KERASTASE with extremely high quality products.

Although growth was held back by the announcement of a merger between the two leading department store operators, the Luxury Products Division scored spectacular successes with its launches: Renergie Microlift skincare products and L'Extrême mascara by LANCÔME, and the men's fragrances Armani Code and Polo Black by RALPH LAUREN.

Lastly, Active Cosmetics continued to progress, driven by the strong growth of SKINCEUTICALS, the acquisition of which was concluded in June 2005.

Strong growth in the other regions of the world

The **Asia Zone** achieved like-for-like growth of 7.4%, bolstered by Greater China and Indonesia. South Korea was held back throughout the year by the crisis in specialised distribution.
In Consumer Products, Watershine and Unstoppable mascara galvanised MAYBELLINE sales both in China and Japan. The success of White Perfect enabled L'ORÉAL PARIS to increase its share of the skincare market.
Professional Products made gains in Japan through hair colourant and haircare initiatives by L'ORÉAL PROFESSIONNEL and KÉRASTASE. MATRIX products are now being rolled out in Greater China and the Philippines.
In Luxury Products, BIOTHERM achieved strong growth thanks to Line Peel, particularly in Japan, and scored a real coup by creating the men's skincare market in China. SHU UEMURA is innovating with an extensive roll-out of its Tokyo Lash Bar concept. Active Cosmetics continued its rapid growth, by moving into new geographic areas and introducing strong product initiatives such as Lift Active Pro by VICHY and Méla D by LA ROCHE POSAY.

Sales in **Latin America** continued to make impressive progress, with like-for-like growth of 11.3%.
Professional Products made rapid advances, up by 17%, notably due to the success of the Reflexion range by KÉRASTASE and the growth of REDKEN. Brazil, Venezuela and Argentina achieved the most outstanding growth scores.
Consumer Products benefited from the renewal of the Excellence hair colourant range, which has backed up the remarkable success of Nutrisse colourant in all countries in the zone. MAYBELLINE achieved rapid growth in Mexico and Argentina.

In addition to the success of men's fragrances Armani Code and Cool by RALPH LAUREN, the Luxury Products Division was buoyed by the strong growth of BIOTHERM, which strengthened its leading position in the men's segment of the selective retail channel.
Lastly, Active Cosmetics continued to develop through strong growth in Brazil, Mexico, Argentina and Chile, driven by successful products such as Anthélios by LA ROCHE POSAY, which now leads the market for sun protection in Brazil.

In 2005, **Eastern Europe** once again confirmed its very strong sales momentum, up by 28.5% like-for-like.
A number of brands contributed to this success: MATRIX products have been rapidly rolled out in hair salons in Poland and the Russian Federation, while the VICHY and LA ROCHE POSAY brands are continuing to expand in pharmacies in the same countries.
The success of Consumer Products draws on the solid progress of facial skincare and bodycare products by GARNIER, along with strong growth in Elsève shampoos and the Dermo-Expertise range by L'ORÉAL PARIS. Lastly, the recent, highly promising Hydra Extrême initiative by MAYBELLINE helped consolidate the already strong positions of the brand. At the start of 2005, our Russian subsidiary took over management of our major Luxury brands in the country. The Zone also continued to expand geographically, with the opening of subsidiaries in Serbia and Ukraine.

The growth rate in the **Rest of the World** was once again very high, at 11.5% like-for-like. India continued to reflect this strong sales growth trend, up by 46%, largely due to the outstanding success of Garnier Light facial skincare products, Color Natural hair colourants and Fructis shampoos by the same brand.

Results

Further increase in operating profitability at 15.6% of sales

Consolidated profit and loss account

(€m)	December 31st 2004 Pro forma	As % of sales	December 31st 2005	As % of sales	Growth
Sales	**13,641.3**	**100%**	**14,532.5**	**100%**	**+6.5%**
Cost of sales	- 4,101.1	30.1%	- 4,347.3	29.9%	+6.0%
Gross profit	**9,540.2**	**69.9%**	**10,185.2**	**70.1%**	**+6.8%**
Research & development expenses	-466.5	3.4%	-496.2	3.4%	+6.4%
Advertising & promotion expenses	-4,176.9	30.6%	-4,367.2	30.1%	+4.6%
Selling, general & administrative expenses	-2,844.3	20.9%	- 3,009.2	20.7%	+5.8%
Operating profit before foreign exchange gains and losses	2,052.5	15.0%	2,312.6	15.9%	+12.7%
Foreign exchange gains and losses	36.5	0.3%	-46.6	0.3%	
Operating profit	**2,088.9**	**15.3%**	**2,266.0**	**15.6%**	**+8.5%**

Gross profit amounted to €10,185m, up by 6.8%, representing 70.1% of sales, compared with 69.9% in 2004. This improvement stems in particular from the continuation of our industrial optimisation programmes and the strengthening of our purchasing organisation.
R&D expenses increased by 6.4% to €496m, representing 3.4% of sales, exactly the same level as in 2004.
Advertising and promotion expenses amounted to €4,367m, representing 30.1% of sales. They were in fact slightly lower in 2005, partly because of better management of our promotional expenses, and partly because more favourable conditions were obtained.
Sales, general and administrative expenses amounted to €3,009m, representing 20.7% of sales; this is a clear improvement over 2004, when they accounted for 20.9% of annual sales. This improvement reflects the group's constant efforts to streamline organisation and control costs.
Operating profit before foreign exchange gains and losses amounted to €2,313m, that is 15.9% of sales, compared with 15.0% in 2004, reflecting another increase in 2005.

Fluctuations in the main currencies against the euro led to the recording of a foreign exchange loss of €46.6.m, compared with a gain of €36.5m recorded in 2004.
After foreign exchange gains and losses, operating profit amounted to €2,266m, that is 15.6% of sales, compared with 15.3% in 2004.

Operating profit by branch and division: Growth in profitability across all the Cosmetics Divisions

	2004 IFRS Pro forma	2005 IFRS
By operational division		
Professional Products	19.0%	19.7%
Consumer Products	16.8%	17.2%
Luxury Products	20.1%	20.2%
Active Cosmetics	18.6%	19.0%
Cosmetics Divisions total	**18.0%**	**18.4%**
Non allocated*	-2.8%	-2.8%
Cosmetics Branch	**15.3%**	**15.6%**
Dermatology Branch	**17.3%**	**16.9%**
Group	**15.3%**	**15.6%**

** The "Non allocated" heading groups together central expenses, fundamental research expenses, stock option expenses and miscellaneous items. It is expressed as a % of total sales.*

Net profit excluding non-recurrent items: +10.3%

Net financial expense amounted to €67.1m. The share of dividends received from Sanofi-Aventis for 2004 was €171.6m, up by +17.6%.
Pre-tax profit excluding non-recurrent items amounted to €2,370m, up by +8.4%.
Tax on profit excluding non-recurrent items amounted to €730.5m, up by +4.7%.
Net profit excluding non-recurrent items stood at €1,639m, up by +10.3%.

Net Profit after Minority Interests: +37%

Net profit after allowing for non-recurrent items amounted to €1,972m, up by 37% compared with the 2004 pro forma figure. This strong increase was mainly due to the restatement of deferred tax assets as a result of maintaining the position in Sanofi-Aventis.

Growth in cash flow and a healthy balance sheet

Cash flow amounted to €2,130m at December 31st 2005, up by 10.7%.Thanks to the strict control of the working capital requirement and stable investments, the operational cash flow is up by 22.4%.
Net group debt was €2,217m at December 31st 2005, representing 15.1% of shareholders' equity.

5-Year Financial summary

L'Oréal parent company (excluding subsidiaries)

€ millions (except for earnings per share, shown in euros)	2001	2002	2003	2004	2005
I. Financial position at end of financial year					
Share capital	135.2	135.2	135.2	135.2	131.8
Number of shares and investment certificates issued	676,062,160	676,062,160	676,062,160	676,062,160	658,769,660 (1)
Number of convertible bonds	0	0	0	0	0
II. Overall result of operations					
Net sales	1,481.8	1,609.3	1,706.1	1,774.2	1,856.6
Pre-tax profit before depreciation, provisions and reversals of provisions (including provisions for investment and profit-sharing provision)	1,064.5	1,330.4	1,261.5	1,341.1	1,403.0
Income tax	81.1	57.3	124.2	-20.8	-58.8
Net income	875.3	1,014.3	939.5	1,230.1	1,589.6
Amount of profits distributed	365.1	432.7	493.5	554.4	659 (2)
III. Result of operations per share or investment certificate					
Profit after tax and profit-sharing, but before depreciation and provisions	1.44	1.87	1.66	1.99	2.20
Net income	1.29	1.50	1.39	1.82	2.41
Dividend paid on each share and investment certificate (not including tax credit)	0.54	0.64	0.73	0.82	1.00 (2)
IV. Personnel					
Number of employees	5,397	5,627	5,731	5,746	5,759
Total salaries	282.1	311.2	325.7	331.8	339.2
Amount paid for welfare benefits (social security, provident schemes, etc.)	110.1	121.2	134.4	133.9	138.8

(1) The share capital comprises 658,769,660 shares with a par value of €0.2, following the cancellation of 17,300,000 treasury shares decided on April 26th, 2005 and the subscription to 7,500 shares following the exercise of options.

(2) The dividend will be proposed during the Annual General Meeting of April 25th, 2006

Statutory Auditors' report

Report on the financial statements (Year ended December 31st, 2005)

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you for the year ended December 31st, 2005 on:

- the audit of the accompanying financial statements of L'Oréal;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31st, 2005 and of the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the matter set out below:

- Investments and advances have been valued in accordance with the accounting methods described in the notes to the Company's financial statements under "Accounting policies – Financial Assets – Investments and advances". As part of our audit, we reviewed whether these accounting methods were appropriate and, in relation to estimates, whether the assumptions used and the resulting valuations were reasonable.

Our assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III - Specific verifications and disclosures

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that information relating to acquisitions of investments and controlling interests and the identity of the shareholders, were disclosed in the management report.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Report on the consolidated financial statements
(Year ended December 31st, 2005)

This is a free translation into English of the Statutory Auditors' report on the consolidated financial statements issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report on the consolidated financial statements includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report on the consolidated financial statements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of L'Oréal for the year ended December 31st, 2005.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit. These consolidated financial statements have been prepared for the first time in accordance with IFRS as adopted by the European Union. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31st, 2005, and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters:

- The company performs impairment tests on goodwill and intangible assets with indefinite useful life at least once a year and whenever there is an indication that an asset may be impaired, in accordance with the methods set out in note 1.15 to the consolidated financial statements. We have reviewed the terms and conditions for implementing this test and we ensured that the estimates made were reasonable;
- Obligations relating to pensions, early retirement benefits and other related benefits granted to employees have been valued and recorded in accordance with the accounting policies described in notes 1.23 and 18 to the consolidated financial statements. Our work consisted of reviewing the data used in these calculations, assessing the assumptions applied and verifying that appropriate information was disclosed in the notes to the consolidated financial statements;

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report;

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and consistency with the consolidated financial statements.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Report prepared in accordance with the last paragraph of Article L.225-235 of the French Commercial Code, on the report prepared by the Chairman of the Board of L'Oréal, on the internal control procedures relating to the preparation and processing of financial and accounting information
(Year ended December 31st, 2005)

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of L'Oréal and in accordance with the last paragraph of Article L.225-235 of the French Commercial Code *(Code de commerce)*, we hereby present our report on the report prepared by the Chairman of the Board of Directors of your company in accordance with Article L.225-37 of the French Commercial Code for the year ended December 31st, 2005.

In his report, the Chairman of the Board of Directors is required to report on the preparation and organisation of the work carried out by the Board of Directors and the internal control procedures implemented within the company. Our responsibility is to provide you with our comments on the information contained in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our work in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures included, in particular:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

Based on our procedures referred to above, we have nothing to report on the description of the ompany's internal control procedures relating to the preparation and processing of financial and accounting information, as described in the report of the Chairman of the Board of Directors, prepared in accordance with the last paragraph of article L.225-37 of the French Commercial Code.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Special report on regulated agreements
(Year ended December 31st, 2005)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of your company, we are required to report to you on regulated agreements that have come to our attention. Our responsibility does not include identifying any undisclosed agreements.

We hereby inform you that we have not been informed of any agreement governed by Article L. 225-38 of the French Commercial Code (Code de commerce).

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Special report on the granting of share subscription or purchase options to employees and/or corporate officers
(Ordinary and Extraordinary Shareholders' Meeting of April 25, 2006 – resolution 13)

This is a free translation of the original text in French for information purposes only.

As Statutory Auditors of your company and in accordance with Article L.225-177 of the French Commercial Code (*Code de commerce*) and Article 174-19 of the decree of March 23rd, 1967, we hereby present our report on the granting of share subscription or purchase options to employees and/or corporate officers of L'Oréal, and companies and economic interest groupings directly or indirectly related to L'Oréal as defined by Article L.225-180 of the French Commercial Code.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the granting of share subscription or purchase options and the proposed terms and conditions for setting the subscription or purchase price. It is our responsibility to comment on the proposed terms and conditions for setting the subscription or purchase price.

We performed our procedures in accordance with professional standards applicable in France. Those standards require that we verify that the proposed terms and conditions for setting the subscription or purchase price are disclosed in the Board of Directors' report and that they comply with legal provisions with regard to shareholder information, and do not appear obviously inappropriate.

We have no comment to make on the proposed terms and conditions.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Special report on the share capital increase reserved for employees of the company
(Ordinary and Extraordinary Shareholders' Meeting of April 25th, 2006 – resolution 14)

This is a free translation of the original text in French for information purposes only.

As Statutory Auditors of your company and in accordance with the French Commercial Code (*Code de commerce*) and in particular Articles L.225-135 and L.225-138 thereof, we hereby present you with our report on the draft resolution authorizing the Board of Directors to perform a share capital increase, on one or several occasions, reserved for employees (or former employees) of the company or affiliated companies, as defined by Article L.225-180 of the French Commercial Code, who adhere to a L'Oréal group corporate savings plan, as well as any mutual funds via which such issued shares would be subscribed by such employees pursuant to the terms and conditions of Article L.443-5 of the French Labor Code (*Code du travail*). This draft resolution is submitted to you for approval pursuant to Article L.225-129.6 of the French Commercial Code.

The total number of shares likely to be issued, on one or several occasions, pursuant to the authorization granted to your Board of Directors, and during the twenty-six month term of this authorization, cannot exceed 1% of the company's share capital as of the date of the Ordinary and Extraordinary Shareholders' Meeting.

This authorization supersedes that granted by the Ordinary and Extraordinary Shareholders' Meeting of April 26th, 2005.

On the basis of its report, the Board of Directors asks you to delegate the power to set the terms and conditions of one or several share capital increases that it may decide in connection with this authorization and proposes that you cancel your preferential share subscription rights.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the share issue price.

Subject to the subsequent review of the terms and conditions of each share capital increase that the Board of Directors may decide in connection with this authorization, we have no comment to make on the terms and conditions for determining the share issue price as set forth in the Board of Directors' report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the share capital increase, or share capital increases, would be performed. As a result, we do not express an opinion on the cancellation of your preferential share subscription rights which the Board of Directors has proposed; however, this type of cancellation is a logical element of the transaction submitted to you for approval.

In accordance with Article 155-2 of the decree of March 23rd, 1967, we will prepare an additional report for each share capital increase that your Board of Directors may decide to perform in connection with the draft authorization which has been submitted to you.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

Special report on the share capital decrease by cancellation of own shares (Ordinary and Extraordinary Shareholders' Meeting of April 25th, 2006 – resolution 15)

This is a free translation of the original text in French for information purposes only.

As statutory auditors of your company and in accordance with Article L.225-204 of the French Commercial Code (*Code de commerce*) concerning share capital decreases, we hereby report to you on our assessment of the reasons for and terms and conditions of the proposed share capital decrease.

This transaction involves the purchase by the company of its own shares, pursuant to the terms and conditions set forth in Article L.225-208 of the French Commercial Code.

Shareholders are requested to confer all necessary powers on the Board of Directors, for a period of twenty six months as from this Meeting, to cancel, on one or several occasions, a maximum of 1.8 million shares purchased by the company pursuant to Article L.225-208 of the French Commercial Code, to cover share purchase plans, which correspond or will correspond in the future to options no longer exercisable.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review in order to examine the fairness of the reasons for and the terms and conditions of the proposed share capital decrease. Our procedures notably consisted of verifying that the proposed share capital decrease(s) would not reduce the share capital of the company below legal minimum limits.

We have no comment to make on the reasons for or the terms and conditions of the proposed share capital decrease, which would reduce the share capital of your company by a maximum of €360,000.

Neuilly-sur-Seine, March 17th, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Pierre Coll

Deloitte & Associés
Etienne Jacquemin

AUDITORS

2005 Auditors	Date first appointed	Term of office	Expiry of term
PricewaterhouseCoopers Audit 63 rue de Villiers 92200 Neuilly-sur-seine – France	April 29th, 2004	6 years	AGM reviewing financial statements for 2009 to be held in 2010
Deloitte & Associés 185 avenue Charles de Gaulle 92200 Neuilly-sur-Seine - France	April 29th, 2004	6 years	
Substitutes			
M. Yves Nicolas 63 rue de Villiers 92200 Neuilly-sur-seine – France	April 29th, 2004	6 years	
M. Jean-Paul Picard 7/9 villa Houssay 92200 Neuilly -sur-Seine – France	May 29th, 2001 (1)	6 years	

(1) Renewed on April 29th, 2004

Conditions to attend the Annual General Meeting

Shareholders will be admitted to the Annual General Meeting, whatever the number of shares they hold.

To be entitled to attend or be represented at the AGM:

- owners of registered shares must be shareholders of record no later than the day of the AGM;
- owners of bearer shares must, at least three days before the date set for the AGM, ask the custodian of their shares for a certificate, stipulating that the shares will remain in a blocked account* up to the date of the AGM.

■ Shareholders who wish to attend the Annual General Meeting

To facilitate the admission of a shareholder to the Annual General Meeting, it is recommended to obtain an entrance card before the AGM as follows:

- the registered shareholder must request an entrance card from BNP Paribas Securities Services at the address below;
- the bearer shareholder must, no later than 3 days before the date of the AGM, obtain a certificate issued by the custodian of his shares stipulating that his shares will remain in a blocked account* until the date of the AGM. The custodian will then send the certificate to BNP Paribas Securities Services, which will send to the shareholder an entrance card.

Shareholders will be admitted to the Annual General Meeting providing that the proof of their identity and shareholder status during the registration process.

■ Shareholders who are unable to attend the Annual General Meeting

A shareholder unable to attend the Annual General Meeting may cast his vote by choosing either to be represented by another shareholder or by his spouse, or send a postal vote or send a proxy form to the Chairman.

Requests for proxy forms must be received at L'Oréal Shareholders Department - BNP Paribas Securities Services (GCT Emetteurs – Assemblées - Immeuble Tolbiac, 75450 Paris Cedex 09, France) or at L'Oréal headquarters (International Financial Communications Department - 41 rue Martre, 92117 Clichy Cedex – France) no later than 6 days before the Annual General Meeting.

The duly completed form must be received at BNP Paribas Securities Services or at L'Oréal headquarters, no later than 3 days before the Annual General Meeting. Holders of bearer shares must enclose with the form a certificate issued by the custodian of their shares, proving that the shares are in a blocked account* no later than 3 days before the Annual General Meeting.

The certificate and the postal vote or proxy form must be sent by the custodian to the headquarters or branch offices of the following financial institutions:

- Service Actionnaires de L'Oréal - BNP Paribas Securities Services – GCT Emetteurs – Assemblées – Immeuble Tolbiac, 75450 Paris Cedex 09, France;
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75002 Paris, France;
- SOCIETE GENERALE, 29 boulevard Haussmann, 75009 Paris, France;
- CREDIT AGRICOLE INVESTOR SERVICES, 91-93 boulevard Pasteur, 75710 Paris Cedex 15, France

The legal documents to be put at the disposal of the Shareholders can be consulted at the L'Oréal headquarters at the address above. The notice of meeting, the notice to attend and the Annual Report are available on the web site www.loreal-finance.com.

(*) Pursuant to article 136 of decree n° 67-236 of March 23rd 1967, every shareholder having performed this formality can sell all or part of his shares during the minimum period of holder registration or the minimum period during which the bearer shares will remain in a blocked account, by notifying BNP Paribas of the revocation of this registration or this unavailability until 3 p.m, Paris time, the day before the Annual General Meeting providing that, if he asked for an entrance card or already expressed his postal vote or proxy, he provides BNP Paribas with the elements enabling to cancel his vote or to modify the number of shares and voting rights corresponding to his vote.